Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each and American Depositary Receipts
(“ADRs”) by Directors and Persons Discharging Managerial Responsibility (“PDMRs”)

The Company was notified on 4 January 2010 that, on 4 January 2010, the following non-executive directors acquired ordinary shares in the capital of the Company at a price of £8.03 per share, having elected to surrender part of their quarterly directors’ fees for this purpose, pursuant to an agreement entered into outside of a close period:

Wolfgang Berndt Roger Carr Colin Day Guy Elliott Baroness Hogg Lord Patten of Barnes	1,389 shares 1,621 shares 741 shares 1,332 shares 556 shares 1,158 shares

The Company was notified on 4 January 2010 that, on 4 January 2010, the following non-executive director acquired ADRs (each representing four ordinary shares in the capital of the Company) at a price of US$51.95 per ADR, having elected to surrender part of his quarterly directors’ fees for this purpose, pursuant to an agreement entered into outside of a closed period:

Raymond Viault 359 ADRs

Following these transactions, the non-executive directors noted above have total interests in ordinary shares in the capital of the Company as shown below:

Wolfgang Berndt Roger Carr Colin Day Guy Elliott Baroness Hogg Lord Patten of Barnes Raymond Viault	69,262 shares 53,158 shares 13,593 shares 15,390 shares 3,229 shares 17,510 shares 6,057 ADRs (representing 24,228 ordinary shares)

The Company was notified on 4 January 2010 that, on 4 January 2010, the following PDMRs acquired ordinary shares in the capital of the Company at a price of £7.98 per share through participation in the Company’s all-employee share incentive plan.

Stefan Bomhard Chris Van Steenbergen	17 shares	17 shares

The transactions in ordinary shares were carried out in London. The transaction in ADRs was carried out in New York.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.4.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

5 January 2010